April 15, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Tiffany Piland Posil

RE:	Rovi Corporation Definitive Additional Soliciting Materials on Schedule 14A Filed April 13, 2015 File No. 000-53413

Ladies and Gentlemen:

On behalf of our client, Rovi Corporation (the “Company”), we are submitting this letter in response to your letter dated April 14, 2015 (the “Comment Letter”), setting forth the Staff’s comment regarding the Company’s definitive additional soliciting material on Schedule 14A filed with the Commission on April 13, 2015.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such. Please qualify the following types of statements as your belief in future filings:

•	“Yet there is a dissident attempting to disrupt the significant progress that your Company has made at this important time.”

•	“Engaged Capital’s criticisms are unfounded and outdated.”

•	“Engaged Capital’s proxy materials and public statements about Rovi and its Board of Directors are misleading at best.”

•	“Engaged Capital has made a number of misleading statements with respect to stock ownership levels ….”

•	“Moreover, Engaged Capital’s own trading activities in Rovi, as disclosed, evidence a distressing mix of buying and selling, as opposed to long-term investment.”

•	“With a slate of inexperienced directors, stale criticisms, and no strategic plan for the Company, Engaged Capital’s value proposition is unclear and dangerous at best.”

Securities and Exchange Commission

April 15, 2015

Page Two

Please provide supplemental support for the following statement with your response:

•	“We firmly believe that continuing to follow our strategic plan –which has received broad support from our own stockholders ….” (emphasis added)

Response: The Company acknowledges the Staff’s comment and will qualify statements or assertions of opinion or belief in future filings. With respect to the Company’s statement, “We firmly believe that continuing to follow our strategic plan –which has received broad support from our own stockholders ….” (emphasis added), the Company supplementally advises the Staff that its belief is based on numerous conversations the Company has had in the ordinary course with its investors. The Company meets with its investors and discusses its business and strategy on a regular basis, including discussions with multiple investors following the Company’s most recent investor and strategy update held in January 2015. The Company’s statement that it “firmly believe[s]” that its strategic plan has broad support among its stockholders is based on such meetings and discussions.

2. Disclosure indicates that the company expects “double-digit revenue growth by 2016, driven by major license renewals” and “double-digit revenue growth in 2017 based on opportunities in both our IP and Products businesses in 2017.” Disclosure also indicates that the company anticipates “an Adjusted EBITDA margin of 40% in fiscal 2015.” With a view toward clarifying disclosure in future soliciting material, please advise us of the consideration given to whether disclosure of these projections requires additional disclosure pursuant to Regulation S-K Item 10(b)(2) and (3). We may have additional comments after we review your response.

Response: The Company respectfully advises the Staff that it has considered Regulation S-K Item 10(b)(2) and (3) with respect to the referenced disclosures and will clarify in future soliciting material that (a) double-digit revenue growth in 2016 is measured from $550 million, the mid-point of management estimates of 2015 revenue, and (b) double-digit revenue growth in 2017 is measured from management’s estimate of 2016 revenue. The Company respectfully advises the Staff that it has disclosed that the expectation of such growth in 2016 is based on the major license renewals previously described and previously publicly disclosed, and will clarify that the expectation of such growth in 2017 is based on a full year of revenues from Comcast and Dish Networks, as well as increasing product revenues and second screen licenses for the Company’s pay-TV licensees. The Company believes, consistent with Item 10(b)(1) of Regulation S-K, that it has a reasonable basis for such expectations, as it has previously publicly disclosed. The Company believes, consistent with Item 10(b)(2) of Regulation S-K, that presenting revenue and Adjusted EBITDA margin avoids any misleading effect of presenting revenue alone, and that the presentation, when coupled with prior disclosures of the Company’s expected financial results for 2015, provide investors with meaningful disclosures about such projections.

With respect to the Company’s disclosure that the Company anticipates “an Adjusted EBITDA margin of 40% in fiscal 2015”, the Company respectfully advises the Staff that it has previously publicly disclosed this information and that investors have been provided with meaningful disclosures about such projection. The Company will include support for such statement from its previous public disclosures in future soliciting material.

Securities and Exchange Commission

April 15, 2015

Page Three

Consistent with Item 10(b)(3) of Regulation S-K, the Company believes investors understand the assumptions underlying and limitations of the projections provided, uncertainties with respect thereto (as described in the Company’s public filings and as highlighted in the Company’s presentations with appropriate forward-looking statement safe harbor disclosures), and key factors on which the projections depend.

3. Please also advise us, with a view toward providing revised disclosure in future soliciting material, of the consideration given to whether disclosure of Adjusted EBITDA margin requires additional disclosure pursuant to Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K. We may have additional comments after we review your response.

Response: The Company acknowledges the Staff’s comment and respectfully notes that quantitative reconciliation of non-GAAP financial measures for future periods is not available without unreasonable efforts. The Company will provide, in future soliciting material, the disclosures required pursuant to Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K.

Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5055.

Sincerely,

/s/ Jon E. Gavenman
Jon E. Gavenman

Cc:	Pamela Sergeeff, Rovi Corporation (via e-mail)

Nancy Wojtas, Cooley LLP (via e-mail)